UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre,

San Pedro Garza García, Nuevo León 66265, México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

On March 24, 2023, CEMEX, S.A.B. de C.V. (“CEMEX” or the “Company”) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) about the resolutions adopted at CEMEX’s Ordinary General Shareholders’ Meeting that was held on March 23, 2023.

The following is an unofficial English translation of the information that was provided to the Mexican Stock Exchange. In the event of any discrepancy between the English translation and the Spanish version of the information provided to the Mexican Stock Exchange, the Spanish version shall prevail:

Summary of the resolutions adopted at the Ordinary General Shareholders’ Meeting held pursuant to article 181 of the Mexican General Corporations Law (Ley General de Sociedades Mercantiles) being represented 42,619,619,917 (forty-two billion, six hundred nineteen million, six hundred nineteen thousand, nine hundred seventeen) shares of the 43,524,984,744 (forty-three billion, five hundred twenty-four million, nine hundred eighty-four thousand, seven hundred forty-four) shares with voting rights that constitute the capital stock which represents of 97.92% (ninety-seven point ninety-two percent) of the votes present.

In relation to the First Item on the Agenda, by majority vote in favor and with the opposing vote of 268,611,700 (two hundred sixty-eight million, six hundred eleven, seven hundred) shares which represent 0.63% (zero point sixty-three percent) of the votes present, the following Agreement was made:

FIRST: The following is approved:

a) The Chief Executive Officer’s Report regarding the Company’s performance during fiscal year 2022, the Company’s individual and consolidated Financial Statements of Financial Position, Results of Operations, Cash Flow, and Variations of Capital Stock, for fiscal year 2022, together with their complementary notes; the Board of Directors’ Report on the transactions and activities in which it intervened during fiscal year 2022; the Annual Report on the activities of the Audit, Corporate Practices and Finance, and Sustainability Committees; the Report containing the main accounting policies and guidelines criteria followed in the preparation of the financial information, as well as the Report on the review of the Company’s Tax Situation; and

b) The ratification of all acts and actions carried out by the Chief Executive Officer, the Board of Directors, and the Audit, Corporate Practices and Finance, and Sustainability Committees.

In relation to the Second Item on the Agenda, by majority vote in favor and with the opposing vote of 8’854,000 (eight million, eight hundred fifty-four thousand) shares which represent 0.02% (zero point zero two percent) of the votes present, the following Agreement was made:

SECOND: The allocation of profits for the fiscal year ended December 31, 2022 was approved in the following terms:

(figures in constant millions of Mexican pesos as of December 31, 2022)

Initial retained earnings:	$48,966
Restitution of retained earnings:	$—
Dividends:	$—
Earnings for the year ended December 31, 2022:	$17,341

Retained earnings remainder:	$66,307

In relation to the Third Item on the Agenda, by majority vote in favor and with the opposing vote of 14,522,772 (fourteen million, five hundred twenty-two thousand, seven hundred seventy-two) shares which represent 0.03% (zero point zero three percent) of the votes present, the following Agreement was made:

THIRD: The Board of Directors’ Report on the procedures and approvals pursuant to which the repurchase of CEMEX’s shares was instructed for the 2022 fiscal year.

In relation to the Fourth Item on the Agenda, by majority vote in favor and with the opposing vote of 586,456,633 (five hundred eighty-six million, four hundred fifty-six thousand, six hundred thirty-three) shares which represent 1.38% (one point thirty-eight percent) of the votes present, the following Agreement was made:

FOURTH: The following is approved:

a) To set the amount of USD $500,000,000.00 (five hundred million U.S. dollars 00/100) or its equivalent in Mexican pesos, as the maximum amount of resources that during fiscal year 2023, and until the next annual ordinary shareholder’s meeting is held, CEMEX, S.A.B. de C.V. may use for the acquisition of its own shares or securities that represent such shares; and

b) Authorize the Company’s Board of Directors to determine the bases on which the acquisition and placement of said shares shall be instructed, designate the persons that shall make the decisions to acquire or place them, appoint those responsible for carrying out the transaction and giving the corresponding notices to the authorities. The Board of Directors and/or attorneys-in-fact or delegates appointed at the time, or the persons responsible for such transactions, shall determine in each case, whether the purchase shall be carried out with a charge to stockholders’ equity as long as the shares belong to the Company, or charged to the share capital, in case it is resolved to convert them into unsubscribed shares to be kept in treasury.

In relation to the Fifth Item on the Agenda, by majority vote in favor and with the opposing vote of 3,058,810 (three million, fifty-eight thousand, eight hundred ten) shares which represent 0.01% (zero point zero one percent) of the votes present, the following Agreement was made:

FIFTH: It is approved to decrease CEMEX’s capital stock, in its variable part, for the amount of MXN $1,837,914.33 (one million, eight hundred thirty-seven thousand, nine hundred fourteen Mexican pesos 33/100), through the cancellation of 661,927,434 (six hundred sixty-one million, nine hundred twenty-seven thousand, four hundred thirty-four) own, ordinary, nominative shares and without nominative value expression shares, of which 441,284,956 (four hundred and forty-one million, two hundred eighty-four thousand, nine hundred and fifty-six) are Series A and 220,642,478 (two hundred and twenty million, six hundred forty-two thousand, four hundred and seventy-eight) are Series B, which were acquired through the share buyback program in fiscal year 2022. The decrease in capital stock is made at a theoretical value of MXN $0.00277661 per share.

As part of the Sixth Item on the Agenda, the following Agreements were made:

SIXTH: By majority vote in favor and with the opposing vote stated in each case and the percentage each represents of the votes present, the following people were approved to be designated to CEMEX, S.A.B. de C.V.’s Board of Directors:

Board Member	Type of Board Member	Votes Against

ROGELIO ZAMBRANO LOZANO	Non-Independent Director (Criteria: Relevant Director of the Company)	2,472,704,653 (two billion, four hundred seventy-two million, seven hundred four thousand, six hundred fifty-three) which represent 5.80% (five point eighty percent) of the votes present.

FERNANDO ÁNGEL GONZÁLEZ OLIVIERI	Non-Independent Director (Criteria: Relevant Director of the Company)	2,111,218,323 (two billion, one hundred eleven million, two hundred eighteen thousand, three hundred twenty-three) which represent 4.95% (four point ninety-five percent) of the votes present.

MARCELO ZAMBRANO LOZANO	Non-Independent Director (Criteria: First degree blood relative of the Chairman of the Board of Directors)	2,472,674,563 (two billion, four hundred seventy-two million, six hundred seventy-four thousand, five hundred sixty-three) which represent 5.80% (five point eighty percent) of the votes present.

ARMANDO J. GARCÍA SEGOVIA	Independent Director	2,782,265,173 (two billion, seven hundred eighty-two million, two hundred sixty-five thousand, one hundred seventy-three) which represent 6.53% (six point fifty-three percent) of the votes present.

RODOLFO GARCÍA MURIEL	Independent Director	2,585,260,023 (two billion, five hundred eighty-five million, two hundred sixty thousand, twenty-three) which represent 6.07% (six point zero seven percent) of the votes present.

FRANCISCO JAVIER FERNÁNDEZ CARBAJAL	Independent Director	2,432,223,933 (two billion, four hundred thirty-two million, two hundred twenty-three thousand, nine hundred thirty-three which represent 5.71% (five point seventy-one percent) of the votes present.

ARMANDO GARZA SADA	Independent Director	4,526,248,803 (four billion, five hundred twenty-six million, two hundred forty-eight thousand, eight hundred three) which represent 10.62% (ten point sixty-two percent) of the votes present.

DAVID MARTÍNEZ GUZMÁN	Independent Director	2,050,088,823 (two billion, fifty million, eighty-eight thousand, eight hundred twenty-three) which represent 4.81% (four point eighty-one percent) of the votes present.

EVERARDO ELIZONDO ALMAGUER	Independent Director	2,302,510,683 (two billion, three hundred two million, five hundred and ten thousand, six hundred eighty-three) which represent 5.40% (five point forty percent) of the votes present.

RAMIRO GERARDO VILLARREAL MORALES	Independent Director	2,289,733,503 (two billion, two hundred eighty-nine million, seven hundred thirty-three thousand, five hundred and three) which represent 5.37% (five point thirty-seven percent) of the votes present.

GABRIEL JARAMILLO SANINT	Independent Director	2,011,046,023 (two billion, eleven million, forty-six thousand, twenty-three) which represent 4.82% (four point eighty-two percent) of the votes present.

ISABEL MARÍA AGUILERA NAVARRO	Independent Director	2,355,308,343 (two billion, three hundred fifty-five million, three hundred and eight thousand, three hundred forty-three) which represent 5.53% (five point fifty-three percent) of the votes present.

MARÍA DE LOURDES MELGAR PALACIOS	Independent Director	1,891,662,793 (one billion, eight hundred ninety-one million, six hundred sixty-two thousand, seven hundred ninety-three) which represent 4.44% (four point forty-four percent) of the votes present.

Based on the aforementioned criteria and the information provided by of each person, no independent director falls under any of the conditions set forth in article 26 of the Mexican Securities Market Law.

It was approved that the Directors are exempt from granting surety.

SEVENTH: And in accordance with the Sixth Agreement, the appointment on an individual basis of each of the following persons, as Chairman and Secretary of CEMEX, S.A.B. de C.V.’s Board of Directors is approved:

	Position	Votes Against

ROGELIO ZAMBRANO LOZANO	Chairman	2,472,704,653 (two billion, four hundred seventy-two million, seven hundred and four thousand, six hundred fifty-three) which represent 5.80% (five point eighty percent) of the votes present.

ROGER SALDAÑA MADERO	Secretary	1,925,982,963 (one billion, nine hundred twenty-five million, nine hundred eighty-two thousand, nine hundred sixty-three) which represent 4.52% (four point fifty-two percent) of the votes present.

Additionally, René Delgadillo Galván was voted in to serve as Alternate Secretary of CEMEX, S.A.B. de C.V.’s Board of Directors.

As part of the Seventh Item on the Agenda, by majority vote in favor and with the opposing vote stated in each case and the percentage each represents of the votes present, the following Agreements were made:

EIGHT: The appointment on an individual basis of each of the following persons, as members of CEMEX, S.A.B. de C.V.’s Audit

Committee:

Board Member	Votes Against

EVERARDO ELIZONDO ALMAGUER	649,739,002 (six million, seven hundred thirty-nine thousand, and two) which represent 1.52% (one point fifty-two percent) of the votes present.

FRANCISCO JAVIER FERNÁNDEZ CARBAJAL	765,648,482 (seven hundred sixty-five million, six hundred forty-eight, four hundred eighty-two) which represent 1.80% (one point eighty percent) of the votes present.

GABRIEL JARAMILLO SANINT	383,146,092 (three hundred eighty-three million, one hundred forty-six thousand, ninety-two) which represent 0.90% (zero point ninety percent) of the votes present.

NINTH: And in accordance with the Eight Agreement, the appointment on an individual basis of each of the following persons, as President and Secretary of CEMEX, S.A.B. de C.V.’s Audit Committee is approved:

	Position	Votes Against

EVERARDO ELIZONDO ALMAGUER	President	649,739,002 (six million, seven hundred thirty-nine thousand, and two) which represent 1.52% (one point fifty-two percent) of the votes present.

ROGER SALDAÑA MADERO	Secretary	361,297,162 (three hundred sixty-one million, two hundred ninety-seven thousand, one hundred sixty-two) which represent 0.85% (zero point eighty-five percent) of the votes present.

Additionally, René Delgadillo Galván was voted in to serve as Alternate Secretary of CEMEX, S.A.B. de C.V.’s Audit Committee.

As part of the Eight Item on the Agenda, by majority vote in favor and with the opposing vote stated in each case and the percentage each represents of the votes present, the following Agreements were made:

TENTH: The appointment on an individual basis of each of the following persons, as members of CEMEX, S.A.B. de C.V.’s Corporate Practices and Finance Committee:

Board Member	Votes Against

FRANCISCO JAVIER FERNÁNDEZ CARBAJAL	2,116,444,662 (two billion, one hundred sixteen million, four hundred forty-four thousand, six hundred sixty-two) which represent 4.97% (four point ninety-seven percent) of the votes present.

ARMANDO GARZA SADA	4,229,819,832 (four billion, two hundred twenty-nine, eight hundred nineteen thousand, eight hundred thirty-two) which represent 9.92% (nine point ninety-two percent) of the votes present.

RODOLFO GARCÍA MURIEL	2,265,307,252 (two billion, two hundred sixty-five million, three hundred and seven thousand, two hundred fifty-two) which represent 5.32% (five point thirty-two percent) of the votes present.

ELEVENTH: And in accordance with the Tenth Agreement, the appointment on an individual basis of each of the following persons, as President and Secretary of CEMEX, S.A.B. de C.V.’s Corporate Practices and Finance Committee is approved:

	Position	Votes Against

FRANCISCO JAVIER FERNÁNDEZ CARBAJAL	President	2,116,444,662 (two billion, one hundred sixteen million, four hundred forty-four thousand, six hundred sixty-two) which represent 4.97% (four point ninety-seven percent) of the votes present

ROGER SALDAÑA MADERO	Secretary	1,712,471,182 (one billion, seven hundred twelve million, four hundred seventy-one thousand, one hundred eighty-two) which represent 4.02% (four point zero two percent) of the votes present.

Additionally, René Delgadillo Galván was voted in to serve as Alternate Secretary of CEMEX, S.A.B. de C.V.’s Corporate Practices and Finance Committee.

As part of the Ninth Item on the Agenda, by majority vote in favor and with the opposing vote stated in each case and the percentage each represents of the votes present, the following Agreements were made:

TWELFTH: The appointment on an individual basis of each of the following persons, as members of CEMEX, S.A.B. de C.V.’s

Sustainability, Climate Action, Social Impact, and Diversity Committee (formerly known as the Sustainability Committee):

Board Member	Votes Against

ARMANDO J. GARCÍA SEGOVIA	1,126,860,392 (one billion, one hundred twenty-six million, eight hundred sixty thousand, three hundred ninety-two) which represent 2.64% (two point sixty-four percent) of the votes present.

MARCELO ZAMBRANO LOZANO	822,532,792 (eight hundred twenty-two million, five hundred thirty-two, seven hundred ninety-two) which represent 1.93% (one point ninety-three percent) of the votes present.

ISABEL MARÍA AGUILERA NAVARRO	504,832,722 (five hundred million, eight hundred thirty-two thousand, seven hundred twenty-two) which represent 1.18% (one point eighteen percent) of the votes present.

MARÍA DE LOURDES MELGAR PALACIOS	162,576,982 (one hundred sixty-two million, five hundred seventy-six thousand, nine hundred eighty-two) which represent 0.38% (zero point thirty-eight percent) of the votes present.

THIRTEENTH: And in accordance with the Twelfth Agreement, the appointment on an individual basis of each of the following persons, as President and Secretary of CEMEX, S.A.B. de C.V.’s Sustainability, Climate Action, Social Impact, and Diversity Committee (formerly known as the Sustainability Committee) is approved:

	Position	Votes Against
ARMANDO J. GARCÍA SEGOVIA	President	1,126,860,392 (one billion, one hundred twenty-six million, eight hundred sixty thousand, three hundred ninety-two) which represent 2.64% (two point sixty-four percent) of the votes present.

ROGER SALDAÑA MADERO	Secretary	259,999,772 (two hundred fifty-nine million, nine hundred ninety-nine thousand, seven hundred seventy-two) which represent 0.61% (zero point sixty-one percent) of the votes present.

Additionally, René Delgadillo Galván was voted in to serve as Alternate Secretary of CEMEX, S.A.B. de C.V.’s Sustainability, Climate Action, Social Impact, and Diversity Committee (formerly known as the Sustainability Committee).

In relation to the Tenth Item on the Agenda, by majority vote in favor and with the opposing vote of 582,761,634 (five hundred eighty-two million, seven hundred sixty-one thousand, six hundred thirty-four) shares which represent 1.37% (one point thirty-seven percent) of the votes present, the following Agreement was made:

FOURTEENTH: It is approved that, considering that the accumulated inflation in Mexico was 7.82% (seven point eighty-two percent), the honoraria for the meetings of the Board of Directors and the Committees of CEMEX, S.A.B. de C.V. for the period 2023-2024 are increased by a similar percentage, to be, in a gross amount and before taxes, paid the amount of MXN $519,000.00 (five hundred and nineteen thousand Mexican pesos 00/100) to each of the Directors for each Board meeting attended, and in the amount of MXN $125,000.00 (one hundred and twenty-five thousand Mexican pesos 00/100) to each of the members of the Audit, Corporate Practices and Finance, and Sustainability, Climate Action, Social Impact, and Diversity (formerly known as the Sustainability Committee) Committees for each respective Committee meeting attended. The members of the Committees created by the Board of Directors will receive a maximum of the same compensation as the members of the Audit, Corporate Practices and Finance and Sustainability, Corporate Practices and Finance, and Sustainability, Climate Action, Social Impact, and Diversity (formerly known as the Sustainability Committee) Committees.

In relation to the Eleventh Item on the Agenda, by majority vote in favor and with the opposing vote of 7,970,700 (seven million, nine hundred seventy thousand, seven hundred) shares which represent 0.02% (zero point zero two percent) of the votes present, the following Agreement was made:

FIFTEENTH: MR. ROGELIO ZAMBRANO LOZANO, MR. FERNANDO ÁNGEL GONZÁLEZ OLIVIERI, MR. ROGER SALDAÑA MADERO, and MR. RENÉ DELGADILLO GALVÁN are appointed to appear, jointly or separately, before a Notary Public of their choice to record the minutes of this Shareholder’s Meeting, formalize and compliment, in the given opportunities, the Resolutions adopted and manage their registration in the corresponding Public Registry of Commerce, if necessary.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: March 24, 2023	By:	/s/ Rafael Garza Lozano
		Name:	Rafael Garza Lozano
		Title:	Chief Comptroller